

June 8, 2010

Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, NJ 07054

      Re: Wyndham Worldwide Corporation
             Form 10-K for the Year Ended December 31, 2009
             Filed February 19, 2010
             Schedule 14A
             Filed April 1, 2010
             File No. 001-32876

Dear Mr. Conforti:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Oversight of Risk Management, page 10

1.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Shareholder Voting for Election of Directors, page 16

2.   For each director and director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any questions.

Sincerely,

Sonia Barros
Special Counsel